Michael K. Krebs Direct Line: (617) 439-2288 Fax: (617) 310-9288 E-mail: mkrebs@nutter.com

May 8, 2020

108552 – 26

CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Julie Griffith (griffithj@sec.gov)

RE:	Eastern Bankshares, Inc. Draft Registration Statement on Form S-1 Submitted May 4, 2020 CIK No. 0001810546 File No. 377-03151

Ladies and Gentlemen:

On behalf of our client, Eastern Bankshares, Inc. (the “Company”), we submitted via EDGAR on May 4, 2020 a draft Registration Statement on Form S-1 (the “DRS”) to the staff of the Securities and Exchange Commission (the “SEC”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), and the Jumpstart Our Business Startups Act (the “JOBS Act”). The DRS relates to the planned initial public offering (the “IPO”) of the Company’s common stock.

On behalf of the Company, we confirm that the Company is an “emerging growth company” (as defined in the JOBS Act) as of the date of the DRS submission and that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act. In addition, we also confirm to you that as of that date, none of the disqualifying conditions set forth in Section 2(a)(19)(A)-(D) of the Securities Act had occurred.

The Company has authorized the undersigned to represent on its behalf that the Company undertakes to publicly file with the SEC the Registration Statement on Form S-1 for the IPO (the “Registration Statement”), as well as all non-public draft submissions relating to the Registration Statement, at least 15 days prior to the anticipated date on which the SEC will declare the Registration Statement effective or, if earlier, 15 days before the Company commences its road show for the IPO.1

[1]	The Company does not intend to conduct a road show prior to the effectiveness of the Registration Statement.

U.S. Securities and Exchange Commission May 8, 2020 Page 2

Please direct formal comments regarding the DRS to:

Eastern Bankshares, Inc.

Kathleen C. Henry, Esq.

Executive Vice President, General Counsel and Corporate Secretary

k.henry@easternbank.com

Counsel to Eastern Bankshares, Inc.

Michael K. Krebs

Nutter McClennen & Fish LLP

mkrebs@nutter.com

If you have any questions or informal comments concerning the DRS submission or require any additional information, please do not hesitate to call me at 617-439-2288 or email me at the email address above.

Sincerely,

/s/ Michael K. Krebs
Michael K. Krebs

cc:

Mr. Robert F. Rivers

Chair and Chief Executive Officer

Eastern Bankshares, Inc.

Mr. James B. Fitzgerald

Chief Administrative Officer, Chief Financial Office

Eastern Bankshares, Inc.

Kathleen C. Henry, Esq.

Executive Vice President, General Counsel

    and Corporate Secretary

Eastern Bankshares, Inc.

Lee A. Meyerson, Esq.

Lesley Peng, Esq.

Simpson Thacher & Bartlett LLP